UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

781386305

(CUSIP Number)

Kellie L. Bobo, Esq.

Haynes and Boone, LLP

98 San Jacinto Boulevard, Suite 1500

Austin, Texas 78701

(512) 867-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781386305

1.	Names of Reporting Persons Stone House Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,409,139
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,409,139

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,409,139
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) OO, IA

(1)

Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305

1.	Names of Reporting Persons SH Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,409,139
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,409,139

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,409,139
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305

1.	Names of Reporting Persons Mark Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,409,139
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,409,139

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,409,139
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)

Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

This Amendment No. 3 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Class B Common Stock, $0.001 par value (the “Common Stock”) of RumbleOn, Inc., a Nevada corporation (the “Issuer”), initially filed with the U.S. Securities and Exchange Commission on August 11, 2023, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on September 5, 2023, as amended and/or supplemented by Amendment No. 2 to the Schedule 13D filed on December 11, 2023 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On March 25, 2024, Mr. Cohen received a final grant amount of 10,995 restricted stock units (the “March 2024 RSUs”) pursuant to the Issuer’s 2017 Stock Incentive Plan, as amended and restated from time to time (the “Plan”) and the Issuer’s standard restricted stock unit agreement (the “RSU Grant Agreement”). Each of the March 2024 RSUs represented a contingent right to receive one share of Common Stock calculated based upon the share price of Common Stock at the conclusion of the second trading day following the Issuer’s release of earnings for Q2 2023. The March 2024 RSUs vested in two installments on April 1, 2024 and July 1, 2024. On April 1, 2024, 6,113 of the March 2024 RSUs vested and were initially held in an account by Mr. Cohen for the benefit of Partners. On April 12, 2024, the 6,113 shares of Common Stock were transferred by Mr. Cohen to Partners for no consideration. On July 1, 2024, the remaining 4,882 March 2024 RSUs vested and were initially held in an account by Mr. Cohen for the benefit of Partners. On July 17, 2024, the 4,882 shares of Common Stock were transferred by Mr. Cohen to Partners for no consideration.

On August 9, 2024, Mr. Cohen received a grant of 28,531 restricted stock units (the “August 2024 RSUs”) pursuant to the Plan and the RSU Grant Agreement, calculated based on the share price of Common Stock at the conclusion of the second trading day following the release of Q2 2024 earnings. Each of the August 2024 RSUs represents a contingent right to receive one share of Common Stock. The August 2024 RSUs will vest on June 4, 2025, and are subject to pro rata vesting if Mr. Cohen leaves the board of directors before that date. The grant of the August 2024 RSUs is subject to the Plan and the RSU Grant Agreement between the Issuer and Mr. Cohen. The RSUs are held in an account by Mr. Cohen for the benefit of Partners, and upon the applicable vesting date, the vested shares of Common Stock are intended to be transferred to Partners.

The foregoing descriptions of the Plan and the RSU Grant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan and each of Amendment 1, 2, 3, 4 and 5 thereto and the Issuer’s Form of 2024 Restricted Stock Unit Award Agreement, each of which is incorporated herein by reference to Exhibit 99.9, Exhibit 99.10, Exhibit 99.11, Exhibit 99.12, Exhibit 99.13, Exhibit 99.14, and Exhibit 99.15 to this Schedule 13D, respectively.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On November 11, 2024, the Issuer entered into a binding term sheet for a fully backstopped rights offering (the “Rights Offering Term Sheet”) with Stone House, as the backstop investor, and Mr. Tkach and Mr. Coulter (each, a “Supporting Investor”). Pursuant to the Rights Offering Term Sheet, the Issuer proposes to conduct a rights offering (the “2024 Rights Offering”) in which it will distribute to each holder of outstanding shares of Common Stock of the Issuer (in addition to each holder of record of its outstanding shares of Class A common stock of the Issuer, par value $0.001 per share) (collectively, the “Eligible Securityholders”) its pro rata share of non-transferable rights (the “2024 Subscription Rights”) to subscribe for and purchase shares of Common Stock of the Issuer. The aggregate subscription price of all shares of Common Stock of the Issuer to be offered in the 2024 Rights Offering is $10.0 million with each share of Common Stock to be priced at the lower of (i) 20% discount to the 30-day volume-weighted average price (“VWAP”) per share of Common Stock immediately prior to the date of the Rights Offering Term Sheet and (ii) 20% discount to the 10-day VWAP per share of the Common Stock immediately prior to the date of execution of the 2024 Backstop Agreement (as defined below) (the “Subscription Price”). As disclosed in the Issuer’s press release, dated November 15, 2024 (the “2024 Rights Offering Date Press Release”), the close of business (4:00 p.m. Central Time) on November 25, 2024 has been fixed as the record date of the 2024 Rights Offering.

Pursuant to the Rights Offering Term Sheet, Stone House has agreed to enter into a standby purchase agreement with the Issuer (the “2024 Backstop Agreement”) pursuant to which Stone House will be required to (i) exercise its right to purchase all shares of Common Stock available from the full exercise of Stone House’s 2024 Subscription Rights prior to the expiration date of the 2024 Rights Offering and, (ii) if and only if the 2024 Rights Offering is not fully subscribed at the expiration date, all shares of Common Stock included in the 2024 Rights Offering that remain unsubscribed for at the expiration date at the same Subscription Price and on the same terms and conditions as other Eligible Securityholders. In addition, each of the Supporting Investors has agreed to enter into a support agreement (each a “2024 Support Agreement”) with the Issuer at substantially the same time as the 2024 Backstop Agreement, pursuant to which, each Supporting Investor will agree to exercise its right to purchase all shares of Common Stock available from the full exercise of such Supporting Investor’s 2024 Subscription Rights in the 2024 Rights Offering.

The foregoing descriptions of the Rights Offering Term Sheet, the 2024 Rights Offering, the 2024 Backstop Agreement and the 2024 Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Issuer’s current report on Form 8-K, filed with the U.S. Securities and Exchange Commission on November 12, 2024, and the 2024 Rights Offering Date Press Release, which are each incorporated herein by reference to Exhibit 99.16 and Exhibit 99.17, to this Schedule 13D, respectively.”

Item 5. Interest in Securities of the Issuer

Item 5(c) is hereby amended and restated in its entirety as follows:

“(c) Other than as set forth in Item 3 and Item 4 of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on September 5, 2023, by the Reporting Persons with the U.S. Securities and Exchange Commission).

99.2	Standby Purchase Agreement, dated as of August 8, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.3	Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.4	Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.5	Proxy Statement, dated June 23, 2023 (incorporated by reference to the Issuer’s Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on June 23, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.6	Current Report on Form 8-K, dated as of August 30, 2023 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on September 5, 2023, by the Issuer with the U.S. Securities and Exchange Commission).”

99.7	Press Release, dated December 6, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 8, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.8	Current Report on Form 8-K, dated December 11, 2023 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.9	2017 RumbleOn, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 9, 2017, by the Issuer with the U.S. Securities and Exchange Commission).

99.10	Amendment to the RumbleOn, Inc 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 28, 2018, by the Issuer with the U.S. Securities and Exchange Commission).

99.11	Amendment to the RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 22, 2019, by the Issuer with the U.S. Securities and Exchange Commission).

99.12	Amendment to the RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 26, 2020, by the Issuer with the U.S. Securities and Exchange Commission).

99.13	Fourth Amendment to RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 4, 2021, by the Issuer with the U.S. Securities and Exchange Commission).

99.14	Fifth Amendment to RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 28, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.15	Form of 2024 Restricted Stock Unit Award Agreement, effective March 19, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 8, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.16	Current Report on Form 8-K, dated November 11, 2024 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 12, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.17	Press Release, dated November 15, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on November 15, 2024, by the Issuer with the U.S. Securities and Exchange Commission).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2024

STONE HOUSE CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Cohen
Name:	Mark Cohen
Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

By:	Stone House Capital Management, LLC
Its:	General Partner

By:	/s/ Mark Cohen
Name:	Mark Cohen
Title:	Managing Member

MARK COHEN

/s/ Mark Cohen